Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04 MAR -3 AM 7:21

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

24th February 2004

04010281

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information copies of the following documents issued today in respect of the above Company:-

1. 2003 Preliminary Announcement of Results; and
2. Preliminary Financial Statements for the year ended 31st December 2003.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

encl.

3/4

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

PRELIMINARY FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31ST DECEMBER 2003

24th February 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31st December 2003

	Note	2003 US$m	2002 US$m
Sales	2	**3,456.7**	3,354.0
Cost of sales		**(2,414.6)**	(2,375.3)
Gross margin		**1,042.1**	978.7
Other operating income		**11.4**	8.4
Selling and distribution costs		**(778.6)**	(728.8)
Administration and other operating expenses		**(144.5)**	(161.9)
Net profit on sale of Woolworths	3	**-**	230.9
Reversal of closure cost provisions for Franklins	3	**-**	5.2
Property revaluation deficits and impairment charge	4	**-**	(4.0)
Operating profit	4	**130.4**	328.5
Net financing charges	5	**(5.5)**	(3.8)
Share of results of associates and joint ventures	6	**18.2**	26.9
Profit before tax		**143.1**	351.6
Tax	7	**(17.8)**	(9.4)
Profit after tax		**125.3**	342.2
Profit attributable to shareholders		**126.2**	342.8
Loss attributable to minority interests		**(0.9)**	(0.6)
		125.3	342.2

	Note	US¢	US¢
Earnings per share	8		
- Basic		**9.25**	22.41
- Diluted		**9.18**	22.33

CONSOLIDATED BALANCE SHEET

at 31st December 2003

	Note	2003 US$m	2002 US$m
Net Operating Assets			
Goodwill	9	**134.7**	79.0
Tangible assets	10	**502.0**	479.0
Leasehold land payments	11	**42.1**	42.0
Associates and joint ventures	12	**130.8**	135.6
Deferred tax assets	13	**18.7**	10.7
Other non-current assets	14	**30.7**	31.1
Non-current assets		**859.0**	777.4
Stocks		**328.4**	260.2
Debtors and prepayments	16	**88.1**	79.6
Current tax assets		**1.5**	-
Bank balances	17	**163.1**	608.4
Current assets		**581.1**	948.2
Creditors and accruals	18	**(853.4)**	(738.2)
Borrowings	19	**(25.4)**	(2.0)
Current tax liabilities		**(15.9)**	(14.8)
Current liabilities		**(894.7)**	(755.0)
Net current (liabilities) / assets		**(313.6)**	193.2
Long-term borrowings	19	**(262.2)**	(205.9)
Deferred tax liabilities	13	**(29.2)**	(18.4)
Other non-current liabilities	20	**(5.7)**	(6.8)
		248.3	739.5
Total Equity			
Share capital	22	**73.8**	82.3
Share premium	24	**1.4**	24.6
Revenue and other reserves	25	**172.4**	631.1
Shareholders' funds		**247.6**	738.0
Minority interests	27	**0.7**	1.5
		248.3	739.5

PERCY WEATHERALL
RONALD J FLOTO
Directors

24th February 2004

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31st December 2003

	Note	2003 US$m	2002 US$m
At 1st January		739.5	526.6
Attributable to minority interests		(1.5)	(2.1)
		738.0	524.5
Revaluation of properties			
- Net revaluation (deficit) / surplus	25	(4.6)	6.9
- Deferred tax	25	(0.6)	0.9
Net exchange translation differences			
- Amount arising in year		3.6	18.6
- Disposal of Woolworths	25	-	(2.0)
Cash flow hedges			
- Fair value gains / (losses)	25	1.7	(4.8)
Net gains recognized directly in equity		0.1	19.6
Profit after tax		125.3	342.2
Total recognized profit		125.4	361.8
Attributable to minority interests		0.8	0.6
		126.2	362.4
Dividends	26	(442.9)	(14.8)
Exercise of share options	23	4.0	1.1
Repurchase of shares	22	(177.7)	(135.2)
At 31st December		247.6	738.0
Total equity		248.3	739.5
Attributable to minority interests		(0.7)	(1.5)
Shareholders' funds		247.6	738.0

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st December 2003

	Note	2003 US$m	2002 US$m
Operating Activities			
Operating profit	4	130.4	328.5
Depreciation and amortization	28(a)	97.5	104.7
Other non-cash items	28(b)	9.0	(217.1)
Decrease in working capital	28(c)	31.0	63.6
Interest received		5.6	8.4
Interest and other financing charges paid		(10.0)	(12.7)
Tax paid		(17.1)	(12.9)
		246.4	262.5
Dividends from associates and joint ventures		22.2	23.8
Cash flows from operating activities		268.6	286.3
Investing Activities			
Purchase of tangible assets		(91.5)	(118.4)
Purchase of subsidiaries	28(d)	(48.7)	(23.8)
Store acquisitions	28(e)	(37.0)	(0.6)
Purchase of associates and joint ventures		(1.6)	(6.0)
Sale of tangible assets		0.8	2.4
Sale of Woolworths	28(f)	-	275.9
Sale of a joint venture		2.2	-
Cash flows from investing activities		(175.8)	129.5
Financing Activities			
Issue of shares	23	4.0	1.1
Repurchase of shares	22	(177.7)	(135.2)
Drawdown of borrowings		317.1	201.8
Repayment of borrowings		(237.7)	(352.5)
Dividends paid by the Company	26	(442.9)	(14.8)
Cash flows from financing activities		(537.2)	(299.6)
Effect of exchange rate changes		0.6	4.0
Net (decrease) / increase in cash and cash equivalents		(443.8)	120.2
Cash and cash equivalents at 1st January		606.9	486.7
Cash and cash equivalents at 31st December	28(g)	163.1	606.9

PRINCIPAL ACCOUNTING POLICIES

A. Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations adopted by the International Accounting Standards Board.

The Group implemented the following revised IAS in 2003 :

IAS 1	(revised 2003)	Presentation of Financial Statements
IAS 2	(revised 2003)	Inventories
IAS 8	(revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	(revised 2003)	Events After the Balance Sheet Date
IAS 16	(revised 2003)	Property, Plant and Equipment
IAS 17	(revised 2003)	Leases
IAS 21	(revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24	(revised 2003)	Related Party Disclosures
IAS 27	(revised 2003)	Consolidated and Separate Financial Statements
IAS 28	(revised 2003)	Investments in Associates
IAS 31	(revised 2003)	Interests in Joint Ventures
IAS 32	(revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33	(revised 2003)	Earnings Per Share
IAS 39	(revised 2003)	Financial Instruments: Recognition and Measurement

The above revised standards are applied in advance of their effective dates.

There are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above standards in these financial statements, as the Group was already following the recognition and measurement principles in those standards.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars, which represents the Group's functional currency.

The Group's reportable segments are set out in notes 2, 4 and 6 and are described on pages 11 to 14.

B. Basis of consolidation

(i) The consolidated financial statements include the financial statements of the Company, its subsidiaries and on the basis set out in (ii) below, its associates and joint ventures. Subsidiaries are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiaries, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealized surpluses and deficits on transactions between Group companies have been eliminated.

(ii) Associates are companies, not being subsidiaries or joint ventures, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(iii) Minority interests represent the proportion of the results and net assets of subsidiaries and their associates and joint ventures not attributable to the Group.

(iv) The results of companies other than subsidiaries, associates and joint ventures are included only to the extent of dividends received.

C. Foreign currencies
Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiaries, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

D. Impairment
Tangible fixed assets and goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

E. Goodwill
Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition. Goodwill on acquisition of a foreign operation after 1st January 2003 is treated as an asset or a liability of the foreign operation, thus it is expressed in the functional currency of the foreign operation and is translated into United States Dollars at the rate of exchange ruling at the year end. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within associates and joint ventures, and is amortized using the straight line method over its estimated useful life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The profit or loss on disposal of subsidiaries, associates and joint ventures is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortized but does not include any attributable goodwill previously eliminated against reserves.

F. Tangible fixed assets and depreciation
Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write down the cost or valuation of each asset to its residual value over its estimated life. The residual value is reviewed at each balance sheet date. The principal rates in use are as follows :

Buildings	2% to 3 1/3%
Leasehold improvements	over period of the lease
Plant and machinery	5% - 33 1/3%
Furniture, equipment and motor vehicles	6 2/3% - 33 1/3%

No depreciation is provided on freehold land as it is deemed to have an indefinite life. The cost of maintenance, repairs and minor equipment is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalized when it is probable that future economic benefits will flow to the Group.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

G. Stocks

Stocks which primarily comprise goods held for resale are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

H. Debtors

Trade debtors are carried at anticipated realizable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

I. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks, bank and cash balances, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

J. Deferred tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

K. Employee benefits
The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognized in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

The Group does not make a charge to staff costs in connection with share options issued by the Company under the Senior Executive Share Incentive Schemes.

L. Dividends
Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

M. Sales
Sales consist of the gross value of goods sold to customers. This does not include sales generated by associates and joint ventures.

N. Operating leases
(i) Leasehold land payments are up-front payments to acquire long-term interests in owner-occupied property. These payments are stated at cost and amortized over the period of the lease.

(ii) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

O. Pre-operating costs
Pre-operating costs are expensed as they are incurred.

P. Borrowing costs
Borrowing costs relating to major development projects, mainly hypermarket properties, are capitalized during the construction period until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the assets. All other borrowing costs are expensed as incurred.

Q. Derivative financial instruments
The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction or of the foreign currency risk on a firm commitment (cash flow hedge) or a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves and is recognized when the committed or forecasted transaction ultimately is recognized in the consolidated profit and loss account. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognized in exchange reserves.

R. Earnings per share

Basic earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year. The weighted average number excludes shares held by the Trustee under the Senior Executive Share Incentive Schemes. Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

S. Comparatives

The comparative figures have been adjusted to conform with changes in presentation in the current year.

1. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS	2003 Total US$m	2002 Continuing operations US$m	2002 Discontinued operations US$m	2002 Total US$m
a. Profit and Loss Account				
Sales	**3,456.7**	2,987.2	366.8	3,354.0
Cost of sales	**(2,414.6)**	(2,104.5)	(270.8)	(2,375.3)
Gross margin	**1,042.1**	882.7	96.0	978.7
Other operating income	**11.4**	8.4	-	8.4
Selling and distribution costs	**(778.6)**	(661.9)	(66.9)	(728.8)
Administration and other operating expenses	**(144.5)**	(149.3)	(12.6)	(161.9)
Net profit on sale of Woolworths	-	-	230.9	230.9
Reversal of closure cost provisions for Franklins	-	-	5.2	5.2
Property revaluation deficits and impairment charge	-	(4.0)	-	(4.0)
Operating profit	**130.4**	75.9	252.6	328.5
Net financing charges	**(5.5)**	(2.3)	(1.5)	(3.8)
Share of results of associates and joint ventures	**18.2**	26.9	-	26.9
Profit before tax	**143.1**	100.5	251.1	351.6
Tax	**(17.8)**	(5.0)	(4.4)	(9.4)
Profit after tax	**125.3**	95.5	246.7	342.2
b. Cash Flow Statement				
Operating activities				
Operating profit	**130.4**	75.9	252.6	328.5
Depreciation and amortization	**97.5**	94.8	9.9	104.7
Other non-cash items	**9.0**	18.4	(235.5)	(217.1)
Decrease / (increase) in working capital	**31.0**	80.9	(17.3)	63.6
Interest received	**5.6**	8.2	0.2	8.4
Interest and other financing charges paid	**(10.0)**	(11.0)	(1.7)	(12.7)
Tax paid	**(17.1)**	(10.4)	(2.5)	(12.9)
	246.4	256.8	5.7	262.5
Dividends from associates and joint ventures	**22.2**	23.8	-	23.8
Cash flows from operating activities	**268.6**	280.6	5.7	286.3
Investing activities				
Purchase of tangible assets	**(91.5)**	(110.3)	(8.1)	(118.4)
Purchase of subsidiaries	**(48.7)**	(23.8)	-	(23.8)
Store acquisitions	**(37.0)**	(0.6)	-	(0.6)
Purchase of associates and joint ventures	**(1.6)**	(6.0)	-	(6.0)
Sale of tangible assets	**0.8**	0.9	1.5	2.4
Sale of Woolworths	-	-	275.9	275.9
Sale of a joint venture	**2.2**	-	-	-
Cash flows from investing activities	**(175.8)**	(139.8)	269.3	129.5
Financing activities				
Issue of shares	**4.0**	1.1	-	1.1
Repurchase of shares	**(177.7)**	(135.2)	-	(135.2)
Drawdown on borrowings	**317.1**	201.8	-	201.8
Repayment of borrowings	**(237.7)**	(352.5)	-	(352.5)
Intercompany borrowings	-	294.7	(294.7)	-
Dividends paid by Company	**(442.9)**	(14.8)	-	(14.8)
Cash flows from financing activities	**(537.2)**	(4.9)	(294.7)	(299.6)
Effect of exchange rate changes	**0.6**	1.9	2.1	4.0
Net (decrease) / increase in cash and cash equivalents	**(443.8)**	137.8	(17.6)	120.2
Cash and cash equivalents at 1st January	**606.9**	469.1	17.6	486.7
Cash and cash equivalents at 31st December	**163.1**	606.9	-	606.9

2. SALES	2003 US$m	2002 US$m
Analysis by geographical area:		
Company and subsidiaries		
North Asia	**2,251.3**	1,995.0
South Asia	**1,205.4**	992.2
	3,456.7	2,987.2
Discontinued operations		
New Zealand	**-**	366.8
	3,456.7	3,354.0
Analysis by business:		
Company and subsidiaries		
Supermarkets / hypermarkets	**2,177.8**	1,936.8
Convenience stores	**573.1**	548.6
Health and beauty stores	**568.6**	466.3
Other	**137.2**	35.5
	3,456.7	2,987.2
Discontinued operations		
Supermarkets	**-**	366.8
	3,456.7	3,354.0

Dairy Farm operates in two regions : North Asia and South Asia, and accordingly its primary segment reporting is geographical areas with secondary segment information reported by business. North Asia comprises Hong Kong, Mainland China, Taiwan and South Korea. South Asia comprises Singapore, Malaysia, Indonesia and India.

Other segment disclosures on operating profit, share of results of associates and joint ventures, tax, goodwill additions, tangible asset additions, net operating assets, minority interests, depreciation and amortization and other non-cash items are disclosed in notes 4, 6, 7, 9, 10, 21, 27, 28(a) and 28(b) respectively.

3. NET PROFIT ON DISPOSAL OF SUBSIDIARIES / ASSETS

(a) In June 2002, the Group completed the sale of its 100% interest in Woolworths New Zealand to a third party for US$284.7 million, and realized a net profit of US$230.9 million after recognition of a US$2.0 million cumulative exchange gain.

The results and net cash flows of this discontinued operation during 2002 are summarized below :

	US$m
Revenue	366.8
Cost of sales	(270.8)
Gross profit	96.0
Net operating expenses	(79.5)
Operating profit	16.5
Net financing charges	(1.5)
Profit before tax	15.0
Tax	(4.4)
Profit after tax	10.6
Cash flows from operating activities	6.6
Cash flows from investing activities	(6.6)
Cash flows from financing activities	-
Net cash flows	-

(b) The liquidation of Franklins in Australia continued in 2003. Unused closure cost provisions amounting to US$5.2 million were reversed in 2002.

4. OPERATING PROFIT	North Asia US$m	South Asia US$m	Australasia US$m	Support Office US$m	Total US$m
Analysis by geographical area:					
2003					
Company and subsidiaries					
Segment operating profit	**78.7**	**61.0**	**-**	**(9.3)**	**130.4**
2002					
Company and subsidiaries					
Operating results	47.2	41.3	-	(8.6)	79.9
Property revaluation deficits and impairment charge	(3.0)	(1.0)	-	-	(4.0)
	44.2	40.3	-	(8.6)	75.9
Discontinued operations					
Operating results	-	-	16.5	-	16.5
Net profit on sale of Woolworths	-	-	230.9	-	230.9
Reversal of closure cost provisions for Franklins	-	-	5.2	-	5.2
Segment operating profit	44.2	40.3	252.6	(8.6)	328.5

4. **OPERATING PROFIT** *(continued)*	2003 US$m	2002 US$m
Analysis by business:		
Company and subsidiaries		
Supermarkets / hypermarkets	**65.1**	27.2
Convenience stores	**17.3**	19.4
Health and beauty stores	**41.3**	30.5
Property / other	**16.0**	11.4
	139.7	88.5
Support office	**(9.3)**	(8.6)
	130.4	79.9
Property revaluation deficits and impairment charge	**-**	(4.0)
Discontinued operations		
- Operating results	**-**	16.5
- Net profit on sale of Woolworths	**-**	230.9
- Reversal of closure cost provisions for Franklins	**-**	5.2
	130.4	328.5

The following items have been charged / (credited) in arriving at operating profit:

	2003 US$m	2002 US$m
Depreciation of tangible assets	**90.9**	98.4
Amortization of leasehold land payments	**0.5**	0.6
Amortization of goodwill on acquisition of subsidiaries	**6.1**	5.7
Directors' remuneration	**4.3**	4.0
Staff costs		
- Salaries and benefits in kind	**288.5**	300.5
- Defined benefit pension plans (note 15)	**10.4**	7.5
- Defined contribution pension plans	**11.5**	9.6
	310.4	317.6
Operating leases		
- Minimum lease payments	**255.6**	247.8
- Contingent rents	**1.7**	0.7
- Subleases	**(8.0)**	(5.7)
	249.3	242.8
Foreign exchange transaction gains	**(0.6)**	(0.7)
Rental income	**(9.3)**	(8.3)

5. NET FINANCING CHARGES

	2003 US$m	2002 US$m
Interest expense - bank loans and advances	**9.7**	12.0
Interest income	**(4.8)**	(8.7)
Commitment and other fees	**0.6**	0.5
	5.5	3.8

6. SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	2003 US$m	2002 US$m
Analysis by geographical area:		
North Asia	**20.7**	30.4
South Asia	**(2.5)**	(2.0)
	18.2	28.4
Property revaluation deficits	**-**	(1.5)
	18.2	26.9
Analysis by business:		
Restaurants	**21.3**	30.5
Other	**(3.1)**	(2.1)
	18.2	28.4
Property revaluation deficits	**-**	(1.5)
	18.2	26.9

Results are shown after tax and minority interests, and after amortization and impairment of goodwill (note 12).

7. TAX

	2003 US$m	2002 US$m
Current tax		
- Charge for the year	**19.3**	19.2
- Over-provision in prior years	**(3.3)**	-
Deferred tax (note 13)	**1.8**	(9.8)
	17.8	9.4
By geographical area		
North Asia	**0.8**	(6.7)
South Asia	**17.0**	11.7
New Zealand	**-**	4.4
	17.8	9.4
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	**23.2**	16.4
Over-provision in prior years	**(3.3)**	-
Other income not subject to tax	**(0.5)**	-
Other expenses not deductible for tax purposes	**6.5**	0.3
Tax losses not recognized	**1.0**	0.7
Temporary differences not recognized	**-**	6.9
Utilization of previously unrecognized tax losses	**(9.5)**	(8.0)
Recognition of previously unrecognized deferred tax assets	**(1.0)**	(7.8)
Withholding tax	**1.4**	0.9
	17.8	9.4

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

8. EARNINGS PER SHARE

Basic earnings per share are calculated on profit attributable to shareholders of US$126.2 million (2002: US$342.8 million) and on the weighted average number of 1,364.5 million (2002: 1,530.0 million) ordinary shares in issue during the year.

Diluted earnings per share are calculated on the weighted average number of 1,374.8 million (2002: 1,535.1 million) ordinary shares in issue during the year. The number of shares for basic and diluted earnings per share is reconciled as follows:

	Ordinary shares in millions 2003	2002
Weighted average number of shares in issue	**1,364.5**	1,530.0
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**10.3**	5.1
Weighted average number of shares for diluted earnings per share	**1,374.8**	1,535.1

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying profit and profit attributable to shareholders is reconciled as follows:

	2003 US$m	2003 Basic earnings per share US¢	2003 Diluted earnings per share US¢	2002 US$m	2002 Basic earnings per share US¢	2002 Diluted earnings per share US¢
Underlying profit attributable to shareholders	**126.2**	**9.25**	**9.18**	101.6	6.64	6.62
Discontinued operations (note 1)	**-**			246.7		
Property revaluation deficits and impairment charge (notes 4 & 6)	**-**			(5.5)		
Profit attributable to shareholders	**126.2**	**9.25**	**9.18**	342.8	22.41	22.33

9. GOODWILL

	2003 US$m	2002 US$m
Net book value at 1st January	**79.0**	70.1
Exchange differences	**1.6**	0.8
Additions	**60.2**	13.8
Amortization	**(6.1)**	(5.7)
Net book value at 31st December	**134.7**	79.0
Cost	**158.8**	96.9
Accumulated amortization and impairment	**(24.1)**	(17.9)
	134.7	79.0
Analysis of additions by geographical area:		
North Asia	**9.7**	13.8
South Asia	**50.5**	-
	60.2	13.8

10. TANGIBLE ASSETS

	Freehold land & buildings US$m	Leasehold properties US$m	Leasehold improvements US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2003						
Net book value at 1st January	107.6	78.1	137.9	91.9	63.5	479.0
Exchange differences	0.5	1.1	1.0	0.8	0.4	3.8
New subsidiaries and stores acquired	14.4	11.8	1.5	9.3	4.4	41.4
Additions	7.1	0.8	24.3	26.5	18.4	77.1
Disposals	-	-	(5.5)	(2.2)	(0.7)	(8.4)
Depreciation charge	(1.1)	(2.1)	(41.3)	(26.5)	(19.9)	(90.9)
Net book value at 31st December	**128.5**	**89.7**	**117.9**	**99.8**	**66.1**	**502.0**
Cost or valuation	129.6	91.8	300.3	264.9	217.3	1,003.9
Accumulated depreciation	(1.1)	(2.1)	(182.4)	(165.1)	(151.2)	(501.9)
	128.5	**89.7**	**117.9**	**99.8**	**66.1**	**502.0**
2002						
Net book value at 1st January	92.8	82.4	160.6	137.5	76.2	549.5
Exchange differences	3.4	0.6	3.7	8.7	2.1	18.5
New subsidiaries and stores acquired	-	-	5.4	0.5	1.0	6.9
Additions	33.9	-	35.0	30.7	23.9	123.5
Disposals	(22.2)	-	(29.7)	(56.4)	(10.9)	(119.2)
Depreciation charge	(1.1)	(2.3)	(37.1)	(29.1)	(28.8)	(98.4)
Net revaluation (deficit) / surplus	0.8	(2.6)	-	-	-	(1.8)
Net book value at 31st December	107.6	78.1	137.9	91.9	63.5	479.0
Cost or valuation	107.6	78.1	288.3	233.5	213.1	920.6
Accumulated depreciation	-	-	(150.4)	(141.6)	(149.6)	(441.6)
	107.6	78.1	137.9	91.9	63.5	479.0

	2003 US$m	2002 US$m
Analysis of total additions by geographical area:		
North Asia	**63.7**	59.3
South Asia	**54.8**	63.0
New Zealand	-	8.1
	118.5	130.4

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2002 by independent professionally qualified valuers. The Directors have reviewed the carrying values at 31st December 2003 and are satisfied that there were no material changes to those values.

In 2002, deficits on individual properties below depreciated costs of US$3.3 million have been charged to the consolidated profit and loss account, while a net surplus of US$1.5 million has been taken directly to property revaluation reserves.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$192.6 million (2002: US$158.4 million).

11. LEASEHOLD LAND PAYMENTS

	2003 US$m	2002 US$m
Net book value at 1st January	**42.0**	40.9
Exchange differences	**0.6**	2.4
Amortization	**(0.5)**	(0.6)
Impairment charge	**-**	(0.7)
At 31st December	**42.1**	42.0

Leasehold land payments are paid to acquire long-term interests in properties, principally in Hong Kong and Singapore.

12. ASSOCIATES AND JOINT VENTURES

	2003 US$m	2002 US$m
Listed associate: PT Hero Supermarket	**23.7**	27.1
Unlisted associates	**98.2**	97.7
Joint ventures	**4.1**	7.1
Share of attributable net assets	**126.0**	131.9
Goodwill on acquisition	**4.8**	6.0
Amount due to a joint venture	**-**	(2.3)
	130.8	135.6
Market value of listed associate	**14.4**	14.9

The Group's share of assets and liabilities and results of associates and joint ventures are summarized below:

	2003 US$m	2002 US$m
Non-current assets	**117.0**	107.7
Current assets	**95.3**	100.6
Current liabilities	**(78.1)**	(69.6)
Non-current liabilities	**(8.2)**	(6.8)
Net assets	**126.0**	131.9
Sales	**475.6**	454.7
Profit before tax	**23.4**	37.0
Profit after tax	**19.4**	30.2
Capital commitments	**-**	-
Contingent liabilities	**-**	-
Movements of share of attributable net assets for the year:		
At 1st January	**131.9**	111.9
Exchange differences	**2.4**	2.9
Share of results after tax and amortization of goodwill	**19.4**	31.7
Dividends received	**(22.2)**	(23.8)
Additions	**1.6**	5.3
Share of property revaluation (deficit) / surplus (net)	**(4.6)**	3.9
Share of deferred tax on property revaluation	**(0.3)**	-
Disposals	**(2.2)**	-
At 31st December	**126.0**	131.9
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	**6.0**	8.7
Exchange differences	**-**	(0.1)
Additions	**-**	0.7
Amortization and impairment charge	**(1.2)**	(3.3)
Net book value at 31st December	**4.8**	6.0

13. DEFERRED TAX

	Accelerated tax depreciation US$m	Property revaluation US$m	Tax losses US$m	Other temporary differences US$m	Total US$m
2003					
At 1st January	(8.8)	(4.1)	10.7	(5.5)	(7.7)
Exchange differences	(0.1)	-	0.2	(0.1)	-
New subsidiaries	(0.7)	-	-	-	(0.7)
(Charged) / credited to consolidated profit and loss account (note 7)	(10.3)	-	7.8	0.7	(1.8)
Credited to reserves	-	(0.3)	-	-	(0.3)
At 31st December	**(19.9)**	**(4.4)**	**18.7**	**(4.9)**	**(10.5)**
2002					
At 1st January	(11.4)	(3.6)	3.0	(1.6)	(13.6)
Exchange differences	1.0	(1.5)	-	0.6	0.1
Credited to consolidated profit and loss account (note 7)	1.9	-	7.7	0.2	9.8
Credited to reserves	-	0.9	-	-	0.9
Subsidiaries disposed of	(0.3)	0.1	-	(4.7)	(4.9)
At 31st December	(8.8)	(4.1)	10.7	(5.5)	(7.7)

	2003 US$m	2002 US$m
Analysis of net book value:		
Deferred tax assets	**18.7**	10.7
Deferred tax liabilities	**(29.2)**	(18.4)
	(10.5)	(7.7)

Deferred tax assets of US$7.8 million (2002: US$18.1 million) arising from unused tax losses of US$36.2 million (2002: US$101.0 million) have not been recognized in the financial statements. Included in the unused tax losses, US$21.3 million (2002: US$81.9 million) have no expiry date and the balance will expire at various dates up to and including 2008.

14. OTHER NON-CURRENT ASSETS

	2003 US$m	2002 US$m
Pension assets (note 15)	**29.1**	30.0
Interest rate swaps	**0.6**	-
Other investments	**1.0**	1.1
	30.7	31.1

15. PENSION PLANS

The Group has defined benefit pension plans relating to employees in Hong Kong and Taiwan. These plans are final salary defined benefit plans and the assets of the plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method and the latest actuarial valuation date was 1st January 2004.

The amounts recognized in the consolidated balance sheet are as follows:

	2003 US$m	2002 US$m
Fair value of plan assets	**114.6**	82.7
Present value of funded obligations	**(81.6)**	(79.5)
	33.0	3.2
Present value of unfunded obligations	**(4.2)**	(3.3)
Unrecognized actuarial (gains) / losses	**(2.1)**	28.1
Net pension assets	**26.7**	28.0
Analysis of net pension assets:		
Pension assets (note 14)	**29.1**	30.0
Pension liabilities (note 20)	**(2.4)**	(2.0)
	26.7	28.0
Movements for the year:		
At 1st January	**28.0**	26.6
Exchange differences	**0.1**	-
New subsidiaries	**-**	0.5
Expense recognized in the consolidated profit and loss account (note 4)	**(10.4)**	(7.5)
Contributions paid	**9.0**	8.4
At 31st December	**26.7**	28.0

The principal actuarial assumptions used for accounting purposes at 31st December are as follows :

	2003 Weighted average %	2002 Weighted average %
Discount rate applied to pension obligations	**5.3**	5.8
Expected return on plan assets	**6.0**	6.9
Future salary increases	**4.8**	5.8

The amounts recognized in the consolidated profit and loss account are as follows:

	2003 US$m	2002 US$m
Current service cost	**9.8**	8.4
Interest cost	**4.7**	4.7
Expected return on plan assets	**(5.9)**	(6.2)
Net actuarial losses recognized	**1.7**	0.2
Past service cost	**0.1**	0.4
	10.4	7.5
Actual (surplus) / deficit on plan assets in the year	**(24.7)**	7.0

The above amounts are all recognized in arriving at operating profit and are included in selling and distribution costs and administration

16. DEBTORS AND PREPAYMENTS

	2003 US$m	2002 US$m
Trade debtors	**11.6**	11.1
Other debtors	**15.7**	14.6
Prepayments	**11.2**	6.6
Rental and other deposits	**49.6**	47.3
	88.1	79.6

17. BANK BALANCES

	2003 US$m	2002 US$m
Deposits with banks	**120.5**	552.1
Bank and cash balances	**42.6**	56.3
	163.1	608.4

The weighted average interest rate on deposits with banks is 1.0% (2002: 1.5%).

18. CREDITORS AND ACCRUALS

	2003 US$m	2002 US$m
Trade creditors	**612.6**	515.2
Interest rate swaps	**0.5**	-
Other creditors and accruals	**240.3**	223.0
	853.4	738.2

19. BORROWINGS

	2003 US$m	2002 US$m
Current		
- Bank overdrafts	**-**	1.5
- Other bank advances	**23.7**	0.5
Current portion of long-term bank borrowings	**1.7**	-
	25.4	2.0
Long-term bank borrowings	**262.2**	205.9
	287.6	207.9
Due dates of repayment:		
Within one year	**25.4**	2.0
Between one and two years	**2.2**	14.1
Between two and five years	**95.7**	182.3
Beyond five years	**164.3**	9.5
	287.6	207.9

19. BORROWINGS *(continued)*

Currency	Weighted average interest rates %	Fixed rate borrowings: Weighted average period Years	Fixed rate borrowings US$m	Floating rate borrowings US$m	Total US$m
2003					
Chinese Renminbi	*5.1*	-	-	1.4	1.4
Hong Kong Dollar	*3.5*	*1.2*	135.3	32.4	167.7
Malaysian Ringgit	*4.0*	*2.9*	26.3	25.9	52.2
New Taiwan Dollar	*2.7*	*2.7*	10.3	11.9	22.2
Singapore Dollar	*2.0*	*2.5*	23.5	20.6	44.1
			195.4	**92.2**	**287.6**
2002					
Chinese Renminbi	*5.1*	-	-	0.5	0.5
Hong Kong Dollar	*4.1*	*1.3*	134.6	1.6	136.2
Malaysian Ringgit	*4.0*	*2.2*	13.2	14.8	28.0
Singapore Dollar	*1.2*	-	-	43.2	43.2
			147.8	60.1	207.9

All borrowings are unsecured.
The weighted average interest rates and period of fixed rate borrowings are stated after taking account of hedging transactions.

20. OTHER NON-CURRENT LIABILITIES

	2003 US$m	2002 US$m
Pension liabilities (note 15)	**2.4**	2.0
Interest rate swaps	**3.3**	4.8
	5.7	6.8

21. NET OPERATING ASSETS	Segment assets US$m	Segment liabilities US$m	Associates and joint ventures US$m	Unallocated assets and liabilities US$m	Total US$m
2003					
By geographical area:					
Company and subsidiaries					
North Asia	576.9	(524.7)	-	(123.6)	(71.4)
South Asia	543.6	(326.1)	-	(169.2)	48.3
Associates and joint ventures					
North Asia	-	-	97.8	-	97.8
South Asia	-	-	33.0	-	33.0
	1,120.5	(850.8)	130.8	(292.8)	107.7
Support Office	4.5	(8.3)	-	144.4	140.6
	1,125.0	**(859.1)**	**130.8**	**(148.4)**	**248.3**
By business:					
Company and subsidiaries					
Retailing	1,112.7	(850.4)	-	(324.3)	(62.0)
Other	7.8	(0.4)	-	31.5	38.9
Associates and joint ventures					
Retailing	-	-	36.6	-	36.6
Restaurants	-	-	94.2	-	94.2
	1,120.5	(850.8)	130.8	(292.8)	107.7
Support Office	4.5	(8.3)	-	144.4	140.6
	1,125.0	**(859.1)**	**130.8**	**(148.4)**	**248.3**
2002					
By geographical area:					
Company and subsidiaries					
North Asia	561.7	(468.6)	-	(206.5)	(113.4)
South Asia	407.2	(265.5)	-	(51.4)	90.3
Associates and joint ventures					
North Asia	-	-	98.7	-	98.7
South Asia	-	-	36.9	-	36.9
	968.9	(734.1)	135.6	(257.9)	112.5
Support Office	0.9	(10.9)	-	637.0	627.0
	969.8	(745.0)	135.6	379.1	739.5
By business:					
Company and subsidiaries					
Retailing	961.9	(733.8)	-	(290.4)	(62.3)
Other	7.0	(0.3)	-	32.5	39.2
Associates and joint ventures					
Retailing	-	-	41.2	-	41.2
Restaurants	-	-	94.4	-	94.4
	968.9	(734.1)	135.6	(257.9)	112.5
Support Office	0.9	(10.9)	-	637.0	627.0
	969.8	(745.0)	135.6	379.1	739.5

Segment assets include goodwill, tangible assets, leasehold land payments, pension assets, interest rate swaps under other non-current assets, stocks, debtors and prepayments.

22. SHARE CAPITAL

	2003 US$m	2002 US$m
Authorized:		
2,250,000,000 shares of US¢5 5/9 each	**125.0**	125.0
500,000 shares of US$800 each	**400.0**	400.0
	525.0	525.0

	Ordinary shares in millions			
	2003	2002	2003 US$m	2002 US$m
Issued and fully paid:				
Ordinary shares of US¢5 5/9 each				
At 1st January	**1,532.7**	1,707.6	**85.2**	94.9
Issued under share incentive schemes	**1.0**	1.6	**0.1**	0.1
Repurchased and cancelled	**(187.5)**	(176.5)	**(10.5)**	(9.8)
At 31st December	**1,346.2**	1,532.7	**74.8**	85.2
Outstanding under share incentive schemes	**(17.9)**	(51.5)	**(1.0)**	(2.9)
	1,328.3	1,481.2	**73.8**	82.3

In 2003, the Company repurchased and cancelled 158.3 million (2002: 176.5 million) ordinary shares through a tender offer at a total cost of US$177.7 million (2002: US$135.2 million). These were dealt with by charging US$8.8 million (2002: US$9.8 million) to share capital, US$26.9 million (2002: US$125.4 million) to share premium and US$142.0 million (2002: nil) to contributed surplus.

On 31st December 2003, the Company repurchased and cancelled a total of 29,161,000 (2002: nil) ordinary shares related to options previously granted under the Senior Executive Share Incentive Schemes which had ceased to be exercisable. These were dealt with by charging US$1.7 million (2002: nil) to share capital and US$28.8 million (2002: nil) to share premium.

23. SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase shares in the Company. Under the Schemes shares are issued to the Trustee of the Schemes, The Verandah Trust Company Limited, a wholly-owned subsidiary, which holds the shares until the options are exercised. Shares are issued at prices based on the average market price for the five trading days immediately preceding the date of grant of the options, which are exercisable for up to 10 years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet (note 22) and the premium attached to them is netted off the share premium account (note 24).

Movements for the year

	Ordinary shares in millions		2003	2002
	2003	2002	US$m	US$m
At 1st January	**51.5**	51.8	**48.2**	48.2
Granted	**1.0**	1.6	**1.1**	1.1
Adjustment due to payment of the special dividend (note 24)	**-**	-	**(6.8)**	-
Exercised	**(5.4)**	(1.9)	**(4.0)**	(1.1)
Repurchased and cancelled (note 22)	**(29.2)**	-	**(30.5)**	-
At 31st December	**17.9**	51.5	**8.0**	48.2

Due to payment of the special dividend of US¢30.0 per share during 2003, the exercise prices of outstanding share options were adjusted in order to preserve the value of the share options.

The exercise prices of share options exercised during the year were in the range of US$0.1139 to US$1.2380 (2002: US$0.4465 to US$0.8220) per share.

Outstanding at 31st December

	Exercise price		Ordinary shares in millions	
	2003	2002		
Expiry date	US$	US$	2003	2002
2003	-	1.6220	**-**	0.6
2004	1.1310	1.4720	**-**	-
2005	0.6861	1.0000	**0.5**	0.7
2006	0.5135	0.8220	**0.1**	0.4
2007	0.4273	0.7360 - 0.8735	**4.6**	6.5
2008	0.8037 - 0.8569	0.9425 - 1.2920	**1.9**	4.3
2009	0.7554 - 0.8001	1.0245 - 1.2380	**1.6**	4.7
2010	0.1139 - 0.2954	0.4230 - 0.6045	**3.0**	4.7
2011	0.1981	0.5075	**3.7**	5.4
2012	0.3887	0.7005	**1.5**	1.6
2013	0.6455	-	**1.0**	-
			17.9	28.9
Unallocated	-	0.4925 - 1.6730	**-**	22.6
			17.9	51.5

24. SHARE PREMIUM	2003 US$m	2002 US$m
At 1st January	**69.9**	194.3
Shares issued under share incentive schemes	**1.0**	1.0
Shares repurchased and cancelled (note 22)	**(55.7)**	(125.4)
Adjustment due to payment of the special dividend (note 23)	**(6.8)**	-
At 31st December	**8.4**	69.9
Outstanding under share incentive schemes	**(7.0)**	(45.3)
	1.4	24.6

25. REVENUE AND OTHER RESERVES	Revenue reserves US$m	Property revaluation reserves US$m	Contributed surplus US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2003						
At 1st January	453.8	28.8	162.1	(4.8)	(8.8)	631.1
Revaluation of properties						
- Net revaluation deficits in an associate	-	(4.6)	-	-	-	(4.6)
- Deferred tax	-	(0.6)	-	-	-	(0.6)
Transfer						
- Additional depreciation transferred upon revaluation	0.2	(0.2)	-	-	-	-
Net exchange translation differences						
- Amount arising in year	-	-	-	-	3.5	3.5
Cash flow hedges						
- Fair value gains	-	-	-	1.7	-	1.7
Profit attributable to shareholders	126.2	-	-	-	-	126.2
Dividends (note 26)	(442.9)	-	-	-	-	(442.9)
Repurchase of shares (note 22)	-	-	(142.0)	-	-	(142.0)
At 31st December	**137.3**	**23.4**	**20.1**	**(3.1)**	**(5.3)**	**172.4**
of which:						
Company	97.0	-	20.1	-	3.0	120.1
Associates and joint ventures	90.4	0.4	-	-	1.4	92.2

25. REVENUE AND OTHER RESERVES *(continued)*

	Revenue reserves US$m	Property revaluation reserves US$m	Contributed surplus US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2002						
At 1st January	124.9	21.9	162.1	-	(25.4)	283.5
Revaluation of properties						
- Net revaluation surplus	-	6.9	-	-	-	6.9
- Deferred tax	-	0.9	-	-	-	0.9
Transfer						
- Additional depreciation transferred upon revaluation	0.2	(0.2)	-	-	-	-
- Disposal of revalued assets	0.7	(0.7)	-	-	-	-
Net exchange translation differences						
- Amount arising in year	-	-	-	-	18.6	18.6
- Transfer to consolidated profit and loss account on disposal of Woolworths	-	-	-	-	(2.0)	(2.0)
Cash flow hedges						
- Fair value losses	-	-	-	(4.8)	-	(4.8)
Profit attributable to shareholders	342.8	-	-	-	-	342.8
Dividends (note 26)	(14.8)	-	-	-	-	(14.8)
At 31st December	453.8	28.8	162.1	(4.8)	(8.8)	631.1
of which:						
Company	445.5	-	162.1	-	1.1	608.7
Associates and joint ventures	93.1	5.4	-	-	(0.9)	97.6

Property revaluation reserves are non-distributable.

The contributed surplus principally arose from the conversion of convertible preference shares in 1989 and, under the Bye-Laws of the Company, is distributable.

26. DIVIDENDS

	2003 US$m	2002 US$m
Final dividend in respect of 2002 of US¢2.00 (2001: nil) per share	**26.5**	-
Interim dividend in respect of 2003 of US¢1.40 (2002: US¢1.00) per share	**18.5**	14.8
	45.0	14.8
Special dividend of US¢30.00 per share	**397.9**	-
	442.9	14.8

A final dividend in respect of 2003 of US¢3.20 (2002: US¢2.00) per share amounting to a total of US$42.5 million (2002: US$26.5 million) is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting and will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

27. MINORITY INTERESTS

	2003 US$m	2002 US$m
By geographical area:		
North Asia	**0.7**	1.5
Movement for the year:		
At 1st January	**1.5**	2.1
Exchange differences	**0.1**	-
Attributable loss	**(0.9)**	(0.6)
At 31st December	**0.7**	1.5

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	2003 US$m	2002 US$m
a. Depreciation and amortization		
By geographical area:		
North Asia	**69.8**	71.0
South Asia	**27.7**	23.8
New Zealand	**-**	9.9
	97.5	104.7
b. Other non-cash items		
Net profit on sale of Woolworths	**-**	(230.9)
Reversal of closure cost provisions for Franklins	**-**	(5.2)
Property revaluation deficits and impairment charge	**-**	4.0
Loss on sale of tangible assets	**7.6**	15.9
Other	**1.4**	(0.9)
	9.0	(217.1)
By geographical area:		
North Asia	**8.6**	17.0
South Asia	**0.4**	1.4
New Zealand	**-**	(230.3)
Australia	**-**	(5.2)
	9.0	(217.1)
c. Decrease in working capital		
Increase in stocks	**(52.8)**	(3.4)
(Increase) / decrease in debtors and prepayments	**(2.2)**	49.8
Increase in creditors and accruals	**86.0**	17.2
	31.0	63.6
d. Purchase of subsidiaries		
Tangible assets	**18.2**	6.6
Current assets	**21.5**	22.8
Current liabilities	**(33.9)**	(20.6)
Other non-current (liabilities) / assets	**(0.7)**	0.5
Fair value at acquisition	**5.1**	9.3
Goodwill	**47.4**	13.5
Total consideration	**52.5**	22.8
Cash and cash equivalents of subsidiaries acquired	**(3.3)**	1.0
Adjustment for deferred consideration	**(0.5)**	-
Net cash outflow	**48.7**	23.8

In November 2003, the Group acquired a 100% interest in Shop N Save Pte Limited, which operates a 35-store supermarket chain in Singapore, from a third party.

In October 2002, the Group acquired a 100% interest in IKEA's franchisee businesses in Hong Kong and Taiwan from Jardine Pacific.

The sales and operating losses in respect of subsidiaries acquired during the year amounted to US$15.6 million and US$0.7 million (2002: US$20.1 million and US$0.5 million) respectively.

28. NOTES TO CONSOLIDATED CASH FLOW STATEMENT *(continued)*

	2003 US$m	2002 US$m
e. Store acquisitions		
Tangible assets	**23.2**	0.3
Current assets	**2.7**	-
Fair value at acquisition	**25.9**	0.3
Goodwill	**12.8**	0.3
Total consideration	**38.7**	0.6
Adjustment for deferred consideration	**(1.7)**	-
Net cash outflow	**37.0**	0.6

In March 2003, Wellcome Taiwan Company Limited, a wholly-owned subsidiary, acquired the store operating assets of 22 supermarkets and seven related properties from a third party.

In July 2003, Giant TMC Bhd, a wholly-owned subsidiary, acquired the store operating assets of 32 supermarkets from a third party.

The sales and operating losses of these stores acquired during the year amounted to US$79.4 million and US$0.2 million (2002: US$2.1 million and US$0.7 million) respectively.

	2002 US$m
f. Sale of Woolworths	
Tangible assets	100.8
Other non-current assets	4.9
Current assets	62.3
Current liabilities	(63.3)
Long-term borrowings	(48.9)
Net assets disposed of	55.8
Cumulative exchange gain	(2.0)
Net gain on disposal	230.9
Sale proceeds	284.7
Cash and cash equivalents disposed of	(8.8)
Net cash inflow	275.9

In June 2002, the Group completed the sale of its 100% interest in Woolworths to a third party.

	2003 US$m	2002 US$m
g. Analysis of balances of cash and cash equivalents		
Bank balances (note 17)	**163.1**	608.4
Bank overdrafts (note 19)	-	(1.5)
	163.1	606.9

29. FINANCIAL INSTRUMENTS

The Group manages its exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk
Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investment in foreign subsidiaries, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk
The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk
The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk
The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values
The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments and discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps and caps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair values of derivative financial instruments at 31st December are as follows :

	2003		2002	
	Positive fair value US$m	**Negative fair value US$m**	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges				
- interest rate swaps	**0.6**	**3.8**	-	4.8

FINANCIAL INSTRUMENTS *(continued)*

Forward foreign exchange contracts
The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2003 were US$55.0 million (2002: US$65.1 million).

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following two years.

Interest rate swaps
The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2003 were US$195.4 million (2002: US$147.8 million).

The due dates of interest rate swaps at 31st December were as follows :

	2003 US$m	2002 US$m
Within one year	**51.5**	32.1
Between one and five years	**143.9**	115.7
	195.4	147.8

At 31st December 2003, the fixed interest rates relating to interest rate swaps vary from 1.1% to 5.0% (2002: 2.6% to 5.0%).

30. COMMITMENTS	2003 US$m	2002 US$m
Capital commitments		
Authorized not contracted	**20.5**	58.8
Contracted not provided	**1.5**	-
	22.0	58.8
Operating lease commitments		
Total commitments under operating leases		
Due within one year	**245.7**	225.7
Due between one and five years	**382.8**	355.8
Due beyond five years	**26.5**	26.4
	655.0	607.9

Total future sublease payments receivable relating to the above operating leases amounted to US$10.9 million (2002: US$13.1 million).

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

31. CONTINGENT LIABILITIES

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

32. RELATED PARTY TRANSACTIONS

The parent company of the Group is Jardine Strategic Holdings Limited and the ultimate parent company is Jardine Matheson Holdings Limited. Both companies are incorporated in Bermuda.

In the normal course of business the Group undertakes on an arms-length basis a wide variety of transactions with certain of its associates and joint ventures, and with Jardine Matheson Holdings Limited and its subsidiary undertakings, associates and joint ventures. All of such transactions are considered to be immaterial in the context of the Group.

Under the terms of a Management Services Agreement, the Group pays a management fee to Jardine Matheson Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited, based on 0.5% per annum of the Group's profit attributable to shareholders in consideration for certain management consultancy services provided by Jardine Matheson Limited.

33. SUMMARIZED BALANCE SHEET OF THE COMPANY

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda law.

	2003 US$m	2002 US$m
Subsidiaries, at cost less provision	**203.3**	763.6
Other investments	**0.4**	0.4
Current liabilities	**(0.4)**	(0.2)
Net operating assets	**203.3**	763.8
Share capital (note 22)	**74.8**	85.2
Share premium (note 24)	**8.4**	69.9
Revenue and other reserves (note 25)	**120.1**	608.7
Shareholders' funds	**203.3**	763.8

34. PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

A list of principal subsidiaries, associates and joint ventures is attached.

PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

at 31st December 2003

Company Name	Country of incorporation	Particulars of issued capital			Attributable interests (%) 2003	2002	Nature of business
Dairy Farm Management Limited**	Bermuda	HKD USD	100,000 100	Ordinary Ordinary	**100**	100	Holding company
Dairy Farm Management Services Limited**	Bermuda	USD	12,000	Ordinary	**100**	100	Group management
DFI Treasury Limited**	British Virgin Islands	USD	1	Ordinary	**100**	100	Treasury company
NORTH ASIA							
Guangdong Sai Yi Convenience Stores Limited	Mainland China	HKD	50,000,000	Ordinary	**65**	65	Convenience stores
Asian Food Industries (Properties) Limited	Hong Kong	HKD	10,000,000	Ordinary	**100**	100	Property
Hayselton Enterprises Limited	Hong Kong	HKD	2	Ordinary	**100**	100	Holding company
Maxim's Caterers Limited *	Hong Kong	HKD	60,000,000	Ordinary	**50**	50	Restaurants
The Dairy Farm Company, Limited	Hong Kong	HKD	60,000,000	Ordinary	**100**	100	Investment holding, supermarkets, convenience stores, health and beauty and home furnishings stores
The Hong Kong Ice & Cold Storage Company Limited	Hong Kong	HKD	500,000	Ordinary	**100**	100	Ice manufacturing and cold store
Wellcome Company Limited	Hong Kong	HKD	255,000	Ordinary	**100**	100	Property and food processing
Wellcome Taiwan Company Limited	Taiwan	TWD	1,300,000,000	Ordinary	**100**	100	Supermarkets
Jardine Consumer Marketing Services Taiwan Limited	Taiwan	TWD	171,000,000	Ordinary	**100**	100	Home furnishings stores
CJ Olive Young Limited *	Korea	KRW	12,100,000,000	Ordinary	**50**	50	Health and beauty stores
SOUTH ASIA							
Guardian Pharmacy (Malaysia) Sdn Bhd	Malaysia	MYR	12,000,000	Ordinary	**100**	100	Pharmacies
Giant TMC Bhd	Malaysia	MYR	19,669,914	Ordinary	**100**	100	Supermarkets and hypermarkets
Cold Storage Singapore (1983) Pte Limited	Singapore	SGD	25,685,000	Ordinary	**100**	100	Supermarkets, hypermarkets, pharmacies and convenience stores
Shop N Save Pte Limited	Singapore	SGD	19,400,000	Ordinary	**100**	-	Supermarkets
PT Hero Supermarket Tbk *	Indonesia	IDR	164,710,000,000	Ordinary	**37**	37	Supermarkets, hypermarkets pharmacies and convenience stores
Foodworld Supermarkets Limited *	India	INR	630,613,000	Ordinary	**49**	49	Supermarkets
RPG Guardian Private Limited *	India	INR	110,000,000	Ordinary	**50**	50	Health and beauty stores

* *Associates or joint ventures. All other companies are subsidiaries.*

** *Owned directly*

PRESS RELEASE

Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

To: Business Editor

24th February 2004
For immediate release

04 MAR -3 AM 7:21

The following announcement was today issued to the London Stock Exchange.

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
2003 PRELIMINARY ANNOUNCEMENT OF RESULTS

Highlights

- Underlying earnings per share increase 39%
- Acquisitions in Singapore, Malaysia, Indonesia and Taiwan
- Maxim's results affected by SARS
- Final dividend up 60%, following special dividend of US¢30.00 per share

"With strong financials and focused operations, Dairy Farm is well placed for further growth in Asia during 2004."

Simon Keswick, *Chairman*
24th February 2004

Results

	Year ended 31st December **2003** **US$m**	2002 US$m	Change %
Sales from continuing operations			
- subsidiaries	**3,457**	2,987	+16
- including associates	**4,499**	3,965	+13
Underlying profit attributable to shareholders	**126**	102	+24
Underlying EBITDA to sales	**6.6%**	5.8%	+0.8%
Underlying PBIT to sales	**3.8%**	2.7%	+1.1%
	US¢	US¢	%
Underlying earnings per share	**9.25**	6.64	+39
Earnings per share	**9.25**	22.41	–59
Underlying cash flow per share from operating activities	**19.68**	18.34	+7
Dividends per share	**4.60**	3.00	+53
Special dividend per share	**30.00**	-	n/a

The final dividend of US¢3.20 per share will be payable on 12th May 2004, subject to approval at the Annual General Meeting to be held on 5th May 2004, to shareholders on the register of members at the close of business on 12th March 2004. The ex-dividend date will be on 10th March 2004, and the share registers will be closed from 15th to 19th March 2004, inclusive.

- more -

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER 2003

OVERVIEW

Dairy Farm continued to perform strongly in 2003 with good financial results, four acquisitions, and a substantial return of value to shareholders. Management remains focused on profitable growth in Asia.

PERFORMANCE

Partly enhanced by a share tender offer in February 2003, underlying earnings per share rose from US¢6.64 to US¢9.25. Sales from continuing activities for the year, including associates, increased 13% to US$4.5 billion, while underlying profit increased by 24% to US$126 million. Profit in 2002 was US$343 million, which included an exceptional gain from the disposal of Woolworths New Zealand.

In view of the strong performance, the Board has recommended a final dividend of US¢3.20 per share, increased from US¢2.00 in 2002. Together with the interim dividend of US¢1.40 per share, this gives a total ordinary dividend of US¢4.60 for 2003, compared with US¢3.00 in 2002.

CORPORATE DEVELOPMENTS

Steps were taken to improve the efficiency of the balance sheet by introducing a prudent level of gearing and, in the process, returning value to shareholders. A share tender offer was launched in February and resulted in the repurchase of 10.3% of the issued share capital at a total cost of US$178 million. This was followed in October by a special dividend of US$398 million, making a total return to shareholders of US$576 million.

OPERATIONS

In North Asia, sales increased by 13% while profits grew by 65%. Wellcome Hong Kong showed significant improvement, despite low margins and difficult economic conditions. Mannings Hong Kong continued to achieve strong growth in the health and beauty sector, and was again one of the Group's best performing businesses. 7-Eleven Hong Kong had disappointing sales, but is expected to improve with a stronger economy.

IKEA Hong Kong and Taiwan benefited from improved sales, and have the potential for good growth. Wellcome Taiwan reaped the benefit of the acquisition of a chain of 22 stores to achieve solid improvement in profit. Dairy Farm's 7-Eleven business in Southern China continued its store roll-out ending the year with 150 stores. In South Korea, Olive Young, the Group's 50%-owned health and beauty chain, continued to expand with the addition of seven new stores during the year and is demonstrating good potential.

The results for Maxim's, the Group's Hong Kong restaurant associate, were adversely affected by the SARS epidemic in the second quarter, but partially recovered in the second half.

Dairy Farm's businesses in Southeast Asia continued to perform strongly, increasing sales by 24% and profits by 48%, and completing three acquisitions. The increase in results in Singapore were led by Cold Storage supermarkets, and Malaysia improved for the fourth consecutive year. The Group opened six Giant hypermarkets, its main growth format, continuing its establishment as a leading retailer in the region. The Group also opened 56 Guardian health and beauty stores, producing strong returns and good potential for further growth. Indonesia remains a challenging market, although Dairy Farm is confident that its formats are making progress.

During the year 32 Tops supermarkets in Malaysia and a further 22 in Indonesia were acquired. The Group also acquired the 35-store Shop N Save chain in Singapore to complement its Cold Storage supermarket operation. These acquisitions represent the successful implementation of the Group's strategy to build on its leading positions in existing markets.

PROSPECTS

In conclusion, the Chairman, Simon Keswick said, "With strong financials and focused operations, Dairy Farm is well placed for further growth in Asia during 2004."

- more -

GROUP CHIEF EXECUTIVE'S REVIEW

Our improved performance in 2003 reflects the continuing benefit of focusing on our home region of Asia where we have operated successfully for over 100 years. We are a leading regional retailer, with good local knowledge and established market positions in all formats.

We have made good progress in the implementation of our strategy, which is to:

- Focus exclusively on retailing in Asia;
- Operate multiple retail formats tailored to local markets;
- Build leading market positions; and
- Operate efficient support functions: shared logistics, procurement and administration.

We have an efficient financial structure and are not capital constrained. Capital expenditure is tightly controlled, but we have the experience and confidence to take advantage of opportunities as they arise. This was demonstrated in 2003 with four significant acquisitions that will increase market share and enhance productivity in Singapore, Malaysia, Taiwan and Indonesia. This brings to ten the number of acquisitions the Group has made since 2000.

The Group also reached several important milestones in 2003:

- In March, we repurchased 158 million shares, representing 10.3% of our issued capital, for a total cost of US$178 million.
- In July, we declared a special dividend of US¢30.00 per share, returning US$398 million to shareholders.
- Cold Storage celebrated its centenary of continuous service to Singapore. The celebration was capped with a gala ball in October when US$600,000 was presented to local charities.
- Also in Singapore, 7-Eleven opened its 200th store.
- Guardian Malaysia celebrated opening its 100th store in May, and Mannings Hong Kong opened its 200th store in December.
- We opened six Giant hypermarkets, ending the year with nine in Malaysia, four in Singapore, and six in Indonesia.
- Maxim's opened its first Starbucks outlet in Guangzhou in August, and has four stores in China.

REGIONAL REVIEW

SARS had a dramatic effect in the region in the first half of 2003 reducing sales at Maxim's, 7-Eleven and Photo Finish. Sales of these businesses have improved post-SARS. In contrast, supermarket and health and beauty store sales increased during that period.

NORTH ASIA

Hong Kong

Wellcome was our most improved business in 2003. The team has a clear strategy and tight control over costs. We continued to upgrade the store network opening four stores, closing eight and completing 29 major refurbishments.

7-Eleven had a soft year with only a modest sales increase. We opened 20 stores and closed 13 to end the year with 484, of which 260 are franchised stores. The business is a solid performer and we expect improved results as more services and better merchandising are introduced.

Mannings delivered record results. Targeted promotions complemented by excellent customer service resulted in the sixth consecutive year of improvement. The total number of outlets increased to 204. Mannings was awarded Hong Kong's Retailer of the Year in its category for the fourth consecutive year.

IKEA, our home furnishings business operating in Hong Kong and Taiwan, improved its performance significantly in the second half. We have secured a new site in Kowloon, and additional space for the Hong Kong Island store. IKEA has solid prospects for growth as we establish a network of larger, more modern stores.

Maxim's had a very challenging year. Sales fell 9% in the first half compared to 2002, with the second quarter particularly affected. The business recovered somewhat in the second half, but annual profits declined 31% compared to the prior year. Starbucks continued to expand with eight new outlets in Hong Kong, bringing the total to 42 since its launch in mid-2000.

Mainland China

7-Eleven opened 31 convenience stores in Guangdong and Shenzhen to reach a total of 150 stores. Competition is intense, but we are increasingly confident of our prospects as we gain more experience.

Starbucks opened two more stores in Southern China bringing the total to four. We are pleased with the early results.

Taiwan

Wellcome supermarkets performed well, assisted by the integration of 22 newly acquired Kayo stores. We opened 11 stores including Jasons Market Place, a gourmet store located in Taipei 101 - the world's tallest building. Wellcome, with 154 supermarkets, will continue to extend its leading position through further consolidation of the supermarket sector. As part of this strategy, Wellcome acquired eight Sunmart supermarkets in January 2004.

Korea

Olive Young, the Group's 50%-owned associate, expanded its health and beauty chain with encouraging results. We opened seven stores ending the year with 12. Korea is a promising market for health and beauty and we plan to continue to expand.

SOUTH ASIA

Singapore

Singapore performed strongly particularly in Cold Storage supermarkets which increased share of the middle and upper market segments while reducing expenses. The Shop N Save acquisition will enable a valuable penetration of Singapore's heartland markets. We opened three new stores ending the year with 75 supermarkets.

Giant opened a fourth hypermarket in December, establishing itself as Singapore's leading hypermarket chain. Overall performance improved further in 2003.

Guardian opened 11 new stores reaching 107 as results improved markedly.

7-Eleven continues to grow with innovative new products and services. 35 stores were opened to end the year with 206 outlets, including 74 franchised stores.

Photo Finish had a challenging year as SARS affected the travel market. The 'budget print' service introduced in all Dairy Farm's retail outlets in Singapore is proving to be popular.

Malaysia

Giant had another very good year. We opened a new hypermarket, five supermarkets and acquired 32 Tops stores. At year end, the chain comprised nine hypermarkets and 47 supermarkets, and is the clear leader in food and one of the country's largest retailers. The Tops acquisition extended our presence to East Malaysia for the first time, an important element in completing a national network.

Guardian, the leading health and beauty chain in Malaysia, had another successful year with record results. 27 new stores were opened, bringing the total to 123. The Guardian brand is widely recognized by Malaysian consumers as a trusted pharmacy.

Indonesia

Hero supermarkets had a challenging year as we repositioned to counter competition from hypermarkets. We are confident that our repositioning program will begin to show results in the near future. Hero acquired 22 Tops stores and opened two supermarkets to bring the network to 105 at year-end. The Tops stores were converted to the Hero banner, significantly strengthening our presence in the regional cities of Bandung and Surabaya.

Giant expanded rapidly opening four stores. The wide range and low prices of the six Giant hypermarkets are well suited to the Indonesian market, and the business is performing well. We hope to open three additional hypermarkets in 2004.

India

Foodworld, the Group's 49%-owned supermarket joint venture, opened 12 new stores bringing the total to 92 outlets. Performance is slowly improving, but the business continued to incur a loss.

Health and Glow, the Group's 50%-owned health and beauty joint venture, showed marked improvement during the year producing a small profit. We added 10 stores bringing the total to 23 and plan to continue to expand the business in 2004.

THE YEAR AHEAD

We shall continue to pursue our strategy for expansion in Asia. Our priorities for capital expenditure are:

- Organic growth through store refurbishments and network expansion:
  - Opening hypermarkets in Malaysia, Indonesia and Singapore;
  - Expanding the IKEA network in Hong Kong and Taiwan; and
  - Growing in Mainland China;
- Further bolt-on acquisitions in existing markets; and
- Entering new Asian countries, preferably by acquisition.

Current indications are that economic conditions will improve in Asia in 2004, and Dairy Farm is well positioned to take advantage of opportunities. Nevertheless, local competitive conditions are almost always equally as important as the economy and we see a typically challenging year in this regard.

Our improvement is only possible with the continued support and dedication of our staff, and I thank them sincerely for their considerable achievements in 2003.

Ronald J Floto
Group Chief Executive
24th February 2004

Dairy Farm International Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2003

	2003 US$m	2002 US$m
Sales *(note 3)*	**3,456.7**	3,354.0
Cost of sales	**(2,414.6)**	(2,375.3)
Gross margin	**1,042.1**	978.7
Other operating income	**11.4**	8.4
Selling and distribution costs	**(778.6)**	(728.8)
Administration and other operating expenses	**(144.5)**	(161.9)
Net profit on sale of Woolworths *(note 4)*	**-**	230.9
Reversal of closure cost provisions for Franklins *(note 4)*	**-**	5.2
Property revaluation deficits and impairment charge	**-**	(4.0)
Operating profit *(note 5)*	**130.4**	328.5
Net financing charges	**(5.5)**	(3.8)
Share of results of associates and joint ventures *(note 6)*	**18.2**	26.9
Profit before tax	**143.1**	351.6
Tax *(note 7)*	**(17.8)**	(9.4)
Profit after tax	**125.3**	342.2
Profit attributable to shareholders	**126.2**	342.8
Loss attributable to minority interests	**(0.9)**	(0.6)
	125.3	342.2

	US¢	US¢
Earnings per share *(note 8)*		
- basic	**9.25**	22.41
- diluted	**9.18**	22.33
Underlying earnings per share *(note 8)*		
- basic	**9.25**	6.64
- diluted	**9.18**	6.62

Dairy Farm International Holdings Limited
Consolidated Balance Sheet
at 31st December 2003

	2003 US$m	2002 US$m
Net operating assets		
Goodwill *(note 9)*	**134.7**	79.0
Tangible assets *(note 9)*	**502.0**	479.0
Leasehold land payments	**42.1**	42.0
Associates and joint ventures	**130.8**	135.6
Deferred tax assets	**18.7**	10.7
Other non-current assets	**30.7**	31.1
Non-current assets	**859.0**	777.4
Stocks	**328.4**	260.2
Debtors and prepayments	**88.1**	79.6
Current tax assets	**1.5**	-
Bank balances	**163.1**	608.4
Current assets	**581.1**	948.2
Creditors and accruals	**(853.4)**	(738.2)
Borrowings	**(25.4)**	(2.0)
Current tax liabilities	**(15.9)**	(14.8)
Current liabilities	**(894.7)**	(755.0)
Net current (liabilities)/assets	**(313.6)**	193.2
Long-term borrowings	**(262.2)**	(205.9)
Deferred tax liabilities	**(29.2)**	(18.4)
Other non-current liabilities	**(5.7)**	(6.8)
	248.3	739.5
Total equity		
Share capital *(note 10)*	**73.8**	82.3
Share premium *(note 10)*	**1.4**	24.6
Revenue and other reserves	**172.4**	631.1
Shareholders' funds	**247.6**	738.0
Minority interests	**0.7**	1.5
	248.3	739.5

Dairy Farm International Holdings Limited
Consolidated Statement of Changes in Equity
for the year ended 31st December 2003

	2003 US$m	2002 US$m
At 1st January	**739.5**	526.6
Attributable to minority interests	**(1.5)**	(2.1)
	738.0	524.5
Revaluation of properties		
- Net revaluation (deficit)/surplus	**(4.6)**	6.9
- Deferred tax	**(0.6)**	0.9
Net exchange translation differences		
- Amount arising in year	**3.6**	18.6
- Disposal of Woolworths	**-**	(2.0)
Cash flow hedges		
- Fair value gains/(losses)	**1.7**	(4.8)
Net gains recognized directly in equity	**0.1**	19.6
Profit after tax	**125.3**	342.2
Total recognized profit	**125.4**	361.8
Attributable to minority interests	**0.8**	0.6
	126.2	362.4
Dividends *(note 11)*	**(442.9)**	(14.8)
Exercise of share options	**4.0**	1.1
Repurchase of shares *(note 10)*	**(177.7)**	(135.2)
At 31st December	**247.6**	738.0
Total equity	**248.3**	739.5
Attributable to minority interests	**(0.7)**	(1.5)
Shareholders' funds	**247.6**	738.0

- more -

Dairy Farm International Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2003

	2003 US$m	2002 US$m
Operating activities		
Operating profit	130.4	328.5
Depreciation and amortization	97.5	104.7
Other non-cash items *(note 12a)*	9.0	(217.1)
Decrease in working capital	31.0	63.6
Interest received	5.6	8.4
Interest and other financing charges paid	(10.0)	(12.7)
Tax paid	(17.1)	(12.9)
	246.4	262.5
Dividends from associates and joint ventures	22.2	23.8
Cash flows from operating activities	268.6	286.3
Investing activities		
Purchase of tangible assets	(91.5)	(118.4)
Purchase of subsidiaries *(note 12b)*	(48.7)	(23.8)
Store acquisitions *(note 12c)*	(37.0)	(0.6)
Purchase of associates and joint ventures	(1.6)	(6.0)
Sale of tangible assets	0.8	2.4
Sale of Woolworths *(note 12d)*	-	275.9
Sale of a joint venture	2.2	-
Cash flows from investing activities	(175.8)	129.5
Financing activities		
Issue of shares	4.0	1.1
Repurchase of shares *(note 10)*	(177.7)	(135.2)
Drawdown of borrowings	317.1	201.8
Repayment of borrowings	(237.7)	(352.5)
Dividends paid by the Company *(note 11)*	(442.9)	(14.8)
Cash flows from financing activities	(537.2)	(299.6)
Effect of exchange rate changes	0.6	4.0
Net (decrease)/increase in cash and cash equivalents	(443.8)	120.2
Cash and cash equivalents at 1st January	606.9	486.7
Cash and cash equivalents at 31st December	163.1	606.9

Dairy Farm International Holdings Limited
Notes

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2003 which have been prepared in conformity with International Financial Reporting Standards, including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board.

In 2003, the Group implemented IAS 1 (revised 2003) - Presentation of Financial Statements, IAS 2 (revised 2003) - Inventories, IAS 8 (revised 2003) - Accounting Policies, Changes in Accounting Estimates and Errors, IAS 10 (revised 2003) - Events After the Balance Sheet Date, IAS 16 (revised 2003) - Property, Plant and Equipment, IAS 17 (revised 2003) - Leases, IAS 21 (revised 2003) - The Effects of Changes in Foreign Exchange Rates, IAS 24 (revised 2003) - Related Party Disclosures, IAS 27 (revised 2003) - Consolidated and Separate Financial Statements, IAS 28 (revised 2003) - Investments in Associates, IAS 31 (revised 2003) - Interests in Joint Ventures, IAS 32 (revised 2003) - Financial Instruments: Disclosure and Presentation, IAS 33 (revised 2003) - Earnings Per Share, and IAS 39 (revised 2003) - Financial Instruments: Recognition and Measurement. These revised standards are applied in advance of their effective dates.

There are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above standards in these financial statements, as the Group was already following the recognition and measurement principles in those standards.

- more -

2. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS

	2003	2002		
	Total	*Continuing operations*	*Discontinued operations*	*Total*
	US$m	*US$m*	*US$m*	*US$m*
(a) Profit and Loss Account				
Sales	**3,456.7**	2,987.2	366.8	3,354.0
Cost of sales	**(2,414.6)**	(2,104.5)	(270.8)	(2,375.3)
Gross margin	**1,042.1**	882.7	96.0	978.7
Other operating income	**11.4**	8.4	-	8.4
Selling and distribution costs	**(778.6)**	(661.9)	(66.9)	(728.8)
Administration and other operating expenses	**(144.5)**	(149.3)	(12.6)	(161.9)
Net profit on sale of Woolworths	**-**	-	230.9	230.9
Reversal of closure cost provisions for Franklins	**-**	-	5.2	5.2
Property revaluation deficits and impairment charge	**-**	(4.0)	-	(4.0)
Operating profit	**130.4**	75.9	252.6	328.5
Net financing charges	**(5.5)**	(2.3)	(1.5)	(3.8)
Share of results of associates and joint ventures	**18.2**	26.9	-	26.9
Profit before tax	**143.1**	100.5	251.1	351.6
Tax	**(17.8)**	(5.0)	(4.4)	(9.4)
Profit after tax	**125.3**	95.5	246.7	342.2

2. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS (continued)

(b) Cash Flow Statement

	2003	2002		
	Total US$m	*Continuing operations US$m*	*Discontinued operations US$m*	*Total US$m*
Operating activities				
Operating profit	**130.4**	75.9	252.6	328.5
Depreciation and amortization	**97.5**	94.8	9.9	104.7
Other non-cash items	**9.0**	18.4	(235.5)	(217.1)
Decrease/(increase) in working capital	**31.0**	80.9	(17.3)	63.6
Interest received	**5.6**	8.2	0.2	8.4
Interest and other financing charges paid	**(10.0)**	(11.0)	(1.7)	(12.7)
Tax paid	**(17.1)**	(10.4)	(2.5)	(12.9)
	246.4	256.8	5.7	262.5
Dividends from associates and joint ventures	**22.2**	23.8	-	23.8
Cash flows from operating activities	**268.6**	280.6	5.7	286.3
Investing activities				
Purchase of tangible assets	**(91.5)**	(110.3)	(8.1)	(118.4)
Purchase of subsidiaries	**(48.7)**	(23.8)	-	(23.8)
Store acquisitions	**(37.0)**	(0.6)	-	(0.6)
Purchase of associates and joint ventures	**(1.6)**	(6.0)	-	(6.0)
Sale of tangible assets	**0.8**	0.9	1.5	2.4
Sale of Woolworths	**-**	-	275.9	275.9
Sale of a joint venture	**2.2**	-	-	-
Cash flows from investing activities	**(175.8)**	(139.8)	269.3	129.5
Financing activities				
Issue of shares	**4.0**	1.1	-	1.1
Repurchase of shares	**(177.7)**	(135.2)	-	(135.2)
Drawdown on borrowings	**317.1**	201.8	-	201.8
Repayment of borrowings	**(237.7)**	(352.5)	-	(352.5)
Intercompany borrowings	**-**	294.7	(294.7)	-
Dividends paid by Company	**(442.9)**	(14.8)	-	(14.8)
Cash flows from financing activities	**(537.2)**	(4.9)	(294.7)	(299.6)
Effect of exchange rate changes	**0.6**	1.9	2.1	4.0
Net (decrease)/increase in cash and cash equivalents	**(443.8)**	137.8	(17.6)	120.2
Cash and cash equivalents at 1st January	**606.9**	469.1	17.6	486.7
Cash and cash equivalents at 31st December	**163.1**	606.9	-	606.9

3. SALES

	2003 US$m	2002 US$m
Analysis by geographical area:		
Company and subsidiaries		
North Asia	**2,251.3**	1,995.0
South Asia	**1,205.4**	992.2
	3,456.7	2,987.2
Discontinued operations		
New Zealand	**-**	366.8
	3,456.7	3,354.0
Analysis by business:		
Company and subsidiaries		
Supermarkets/hypermarkets	**2,177.8**	1,936.8
Convenience stores	**573.1**	548.6
Health and beauty stores	**568.6**	466.3
Other	**137.2**	35.5
	3,456.7	2,987.2
Discontinued operations		
Supermarkets	**-**	366.8
	3,456.7	3,354.0

The Group operates in two regions: North Asia and South Asia. North Asia comprises Hong Kong, Mainland China, Taiwan and South Korea. South Asia comprises Singapore, Malaysia, Indonesia and India.

4. NET PROFIT ON DISPOSAL OF SUBSIDIARIES/ASSETS

(a) In June 2002, the Group completed the sale of its 100% interest in Woolworths New Zealand to a third party for US$284.7 million, and realized a net profit of US$230.9 million after recognition of a US$2.0 million cumulative exchange gain.

(b) The liquidation of Franklins in Australia continued in 2003. Unused closure cost provisions amounting to US$5.2 million were reversed in 2002.

5. OPERATING PROFIT

	North Asia US$m	*South Asia US$m*	*Australasia US$m*	*Support Office US$m*	*Total US$m*
Analysis by geographical area:					
2003					
Company and subsidiaries					
Segment operating profit	**78.7**	**61.0**	**-**	**(9.3)**	**130.4**
2002					
Company and subsidiaries					
Operating results	47.2	41.3	-	(8.6)	79.9
Property revaluation deficits and impairment charge	(3.0)	(1.0)	-	-	(4.0)
	44.2	40.3	-	(8.6)	75.9
Discontinued operations					
Operating results	-	-	16.5	-	16.5
Net profit on sale of Woolworths	-	-	230.9	-	230.9
Reversal of closure cost provisions for Franklins	-	-	5.2	-	5.2
Segment operating profit	44.2	40.3	252.6	(8.6)	328.5

	2003 US$m	2002 US$m
Analysis by business:		
Company and subsidiaries		
Supermarkets/hypermarkets	**65.1**	27.2
Convenience stores	**17.3**	19.4
Health and beauty stores	**41.3**	30.5
Property/other	**16.0**	11.4
	139.7	88.5
Support office	**(9.3)**	(8.6)
	130.4	79.9
Property revaluation deficits and impairment charge	**-**	(4.0)
Discontinued operations		
- Operating results	**-**	16.5
- Net profit on sale of Woolworths	**-**	230.9
- Reversal of closure cost provisions for Franklins	**-**	5.2
	130.4	328.5

6. SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	2003 US$m	2002 US$m
Analysis by geographical area:		
North Asia	**20.7**	30.4
South Asia	**(2.5)**	(2.0)
	18.2	28.4
Property revaluation deficits	**-**	(1.5)
	18.2	26.9
Analysis by business:		
Restaurants	**21.3**	30.5
Other	**(3.1)**	(2.1)
	18.2	28.4
Property revaluation deficits	**-**	(1.5)
	18.2	26.9

Results are shown after tax and minority interests, and after amortization and impairment of goodwill.

7. TAX

	2003 US$m	2002 US$m
Company and subsidiaries		
Current	**16.0**	19.2
Deferred	**1.8**	(9.8)
	17.8	9.4

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and has no tax in the United Kingdom (2002: nil).

8. EARNINGS PER SHARE

Basic earnings per share are calculated on profit attributable to shareholders of US$126.2 million (2002: US$342.8 million) and on the weighted average number of 1,364.5 million (2002: 1,530.0 million) ordinary shares in issue during the year.

Diluted earnings per share are calculated on the weighted average number of 1,374.8 million (2002: 1,535.1 million) ordinary shares in issue during the year. The number of shares for basic and diluted earnings per share is reconciled as follows:

	Ordinary shares in millions	
	2003	2002
Weighted average number of shares in issue	**1,364.5**	1,530.0
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**10.3**	5.1
Weighted average number of shares for diluted earnings per share	**1,374.8**	1,535.1

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying profit and profit attributable to shareholders is reconciled as follows:

	2003 US$m	2002 US$m
Underlying profit attributable to shareholders	**126.2**	101.6
Discontinued operations *(note 2)*	**-**	246.7
Property revaluation deficits and impairment charge *(notes 5 & 6)*	**-**	(5.5)
Profit attributable to shareholders	**126.2**	342.8

9. CAPITAL EXPENDITURE AND COMMITMENTS

	Tangible assets US$m	Goodwill US$m
Opening net book value	479.0	79.0
Exchange differences	3.8	1.6
New subsidiaries and stores acquired	41.4	47.4
Additions	77.1	12.8
Disposals	(8.4)	-
Depreciation and amortization	(90.9)	(6.1)
Closing net book value	**502.0**	**134.7**
Capital commitments as at 31st December 2003	**22.0**	
Capital commitments as at 31st December 2002	58.8	

10. SHARE CAPITAL AND SHARE PREMIUM

	No. of shares in millions	Share capital US$m	Share premium US$m
At 1st January 2003	1,532.7	85.2	69.9
Shares issued under share incentive schemes	1.0	0.1	1.0
Shares repurchased and cancelled	(187.5)	(10.5)	(55.7)
Adjustment due to payment of the special dividend	-	-	(6.8)
At 31st December 2003	1,346.2	74.8	8.4
Outstanding under share incentive schemes	(17.9)	(1.0)	(7.0)
	1,328.3	**73.8**	**1.4**

In 2003, the Company repurchased and cancelled 158.3 million (2002: 176.5 million) ordinary shares through a tender offer at a total cost of US$177.7 million (2002: US$135.2 million). These were dealt with by charging US$8.8 million (2002: US$9.8 million) to share capital, US$26.9 million (2002: US$125.4 million) to share premium and US$142.0 million (2002: nil) to contributed surplus.

On 31st December 2003, the Company repurchased and cancelled a total of 29,161,000 (2002: nil) ordinary shares related to options previously granted under the Senior Executive Share Incentive Schemes which had ceased to be exercisable. These were dealt with by charging US$1.7 million (2002: nil) to share capital and US$28.8 million (2002: nil) to share premium.

11. DIVIDENDS

	2003 US$m	2002 US$m
Final dividend in respect of 2002 of US¢2.00 (2001: nil) per share	**26.5**	-
Interim dividend in respect of 2003 of US¢1.40 (2002: US¢1.00) per share	**18.5**	14.8
	45.0	14.8
Special dividend of US¢30.00 per share	**397.9**	-
	442.9	14.8

A final dividend in respect of 2003 of US¢3.20 (2002: US¢2.00) per share amounting to a total of US$42.5 million (2002: US$26.5 million) is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting and will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

12. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	2003 US$m	2002 US$m
(a) Other non-cash items		
Net profit on sale of Woolworths	-	(230.9)
Reversal of closure cost provisions for Franklins	-	(5.2)
Property revaluation deficits and impairment charge	-	4.0
Loss on sale of tangible assets	**7.6**	15.9
Other	**1.4**	(0.9)
	9.0	(217.1)

	2003 US$m	2002 US$m
(b) Purchase of subsidiaries		
Tangible assets	**18.2**	6.6
Current assets	**21.5**	22.8
Current liabilities	**(33.9)**	(20.6)
Other non-current (liabilities)/assets	**(0.7)**	0.5
Fair value at acquisition	**5.1**	9.3
Goodwill	**47.4**	13.5
Total consideration	**52.5**	22.8
Cash and cash equivalents of subsidiaries acquired	**(3.3)**	1.0
Adjustment for deferred consideration	**(0.5)**	-
Net cash outflow	**48.7**	23.8

12. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (continued)

(b) Purchase of subsidiaries (continued)

In November 2003, the Group acquired a 100% interest in Shop N Save Pte Limited, which operates a 35-store supermarket chain in Singapore, from a third party.

In October 2002, the Group acquired a 100% interest in IKEA's franchisee businesses in Hong Kong and Taiwan from Jardine Pacific.

The sales and operating losses in respect of subsidiaries acquired during the year amounted to US$15.6 million and US$0.7 million (2002: US$20.1 million and US$0.5 million) respectively.

	2003 US$m	2002 US$m
(c) Store acquisitions		
Tangible assets	**23.2**	0.3
Current assets	**2.7**	-
Fair value at acquisition	**25.9**	0.3
Goodwill	**12.8**	0.3
Total consideration	**38.7**	0.6
Adjustment for deferred consideration	**(1.7)**	-
Net cash outflow	**37.0**	0.6

In March 2003, Wellcome Taiwan Company Limited, a wholly-owned subsidiary, acquired the store operating assets of 22 supermarkets and seven related properties from a third party.

In July 2003, Giant TMC Bhd, a wholly-owned subsidiary, acquired the store operating assets of 32 supermarkets from a third party.

The sales and operating losses of these stores acquired during the year amounted to US$79.4 million and US$0.2 million (2002: US$2.1 million and US$0.7 million) respectively.

12. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (continued)

	2002 US$m
(d) Sale of Woolworths	
Tangible assets	100.8
Other non-current assets	4.9
Current assets	62.3
Current liabilities	(63.3)
Long-term borrowings	(48.9)
Net assets disposed of	55.8
Cumulative exchange gain	(2.0)
Net gain on disposal	230.9
Sale proceeds	284.7
Cash and cash equivalents disposed of	(8.8)
Net cash inflow	275.9

In June 2002, the Group completed the sale of its 100% interest in Woolworths to a third party.

The final dividend of US¢3.20 per share will be payable on 12th May 2004, subject to approval at the Annual General Meeting to be held on 5th May 2004, to shareholders on the register of members at the close of business on 12th March 2004. The ex-dividend date will be on 10th March 2004, and the share registers will be closed from 15th to 19th March 2004, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 23rd April 2004. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 28th April 2004. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

- end -

For further information, please contact:

Dairy Farm Management Services Limited
Ronald J Floto (852) 2299 1881
Howard Mowlem (852) 2299 1896
email: hmowlem@dairy-farm.com.hk

Golin/Harris Forrest
John Morgan (852) 2501 7939
email: john.morgan@golinharris.com.hk

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2003 can be accessed through the Internet at 'www.dairyfarmgroup.com'.

NOTE TO EDITORS

Dairy Farm is a leading pan-Asian retailer. At 31st December 2003, the Group and its associates operated 2,570 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants; employed 56,800 people in the region; and had 2003 total sales of US$4.5 billion.

The Group operates under well-known local brands, including:

- Supermarkets – Wellcome in Hong Kong and Taiwan, Cold Storage in Singapore and Malaysia, Giant in Malaysia, Shop N Save in Singapore, Hero in Indonesia and Foodworld in India;
- Hypermarkets – Giant in Malaysia, Singapore and Indonesia;
- Health and beauty stores – Mannings in Hong Kong, Guardian in Singapore, Malaysia and Indonesia, Health and Glow in India, and Olive Young in South Korea;
- Convenience stores – 7-Eleven in Hong Kong, Singapore and Southern China and Starmart in Indonesia; and
- Home furnishings stores – IKEA in Hong Kong and Taiwan.

The Group has a 50% interest in Maxim's, Hong Kong's leading restaurant chain.

Dairy Farm International Holdings Limited is incorporated in Bermuda and has its primary share listing on the London Stock Exchange, and secondary listings on the Singapore and Bermuda stock exchanges. The Group's businesses are managed from Hong Kong by Dairy Farm Management Services Limited through its regional offices. Dairy Farm is a member of the Jardine Matheson Group.